April 8, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:   Jennifer Riegel, Esq.
            Staff Attorney
            Division of Corporate Finance

Re:   Comments Letter dated March 21, 2008

Dear Ms. Riegel:

We are in receipt of the Commission’s letter of March 31, 2008, commenting on the Form 10-K filed by Old Republic International Corporation (the “Company”) for the year ended December 31, 2007 (File No. 001-10607), and offer the following in response to the correspondingly numbered comments:

1. At December 31, 2007, our operating subsidiaries held slightly more than $4 billion in standby letters of credit as collateral security for various insurance and reinsurance obligations that were either due to us or expected to become due to us.  While the letters of credit have been issued by over 300 different institutions, most of them U.S. domiciled banks, a relatively small number of these banks have issued letters of credit aggregating over $100 million.  At the same time, our title insurance subsidiaries have banking relationships with approximately 50 banks in which moneys are held in escrow accounts, pending the closing of real estate transactions in which our subsidiaries serve as the escrow agents.  During 2007, the balances in these escrow accounts at their highest points aggregated $93.7 million, though only one held more than $10 million.

Jennifer Riegel, Esq.
Securities and Exchange Commission
April 8, 2008

At year end 2007, each of the following institutions had issued us letters of credit exceeding $100 million and also served as a depository for escrow account funds:  Bank of America, N.A., Comerica Bank, HSBC Bank USA, N.A., JPMorgan Chase Bank, SunTrust Bank, Wachovia Bank, N.A. and Wells Fargo Bank, N.A.

The risk referred to in the discussion on Page 18 of our Form 10-K is that one or more of these institutions could become insolvent and unable to honor their letters of credit if we ever had to draw on them and/or their insolvency could jeopardize the availability of escrow account funds that we are responsible for disbursing.  Given the amount of credit issued by them, the result could have an adverse material effect on the operating results and financial condition of our subsidiaries and perhaps the Company itself.  Apart from insolvency, there is also a risk that the issuing banks might dishonor the draws or default in paying our drafts under letters of credit.  While the risk is not high (and, in the case of the letters of credit, there would first have to be a default or insolvency of one or more significant insureds or reinsurers, or the simultaneous defaults or insolvencies of a number of the lesser-sized insureds or reinsurers, giving us cause to draw on the letters of credit, followed by the insolvency, wrongful dishonor or default of the issuing bank or banks) it is a potential risk of sufficient concern to us that we actively attempt to manage it.  We annually establish a list of institutions that we deem acceptable and establish individual limits on the amount of credit we will accept from each institution or the amount of escrowed funds we are willing to deposit with each based upon their size and credit ratings, among other factors.

However, the letters of credit and escrow deposit accounts are not, in our view, market risk sensitive instruments within the meaning of Item 305 of Regulation S-K.  There is no trading in these instruments; there is no interest rate or currency exposure; there is nothing variable about the amount of credit established or dollars deposited and held in escrow.  The risk is one of insolvency and, to a lesser extent, the failure or refusal of a financial institution to perform as required when called upon.  Between the extremes of a perfect case scenario and a worse case scenario, there is no way, in our opinion, to model the risk or quantify it.

Jennifer Riegel, Esq.
Securities and Exchange Commission
April 8, 2008

Accordingly, while we do not think this risk lends itself to Item 305 of Regulation S-K, we will expand our discussion of the Financial Institutions Risk in future Forms 10-K and any other filings requiring a discussing of Item 503(c), Regulation S-K risk factors to disclose the names of those institutions from which we hold $100 million or more in letters of credit and which also serve as escrow account depositories.

2. Karl Mueller is both our Chief Financial Officer and our principal accounting officer and, although the latter is not part of his formal title, it will be added below his signature line in the future.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Spencer LeRoy
Spencer LeRoy

SL/cbf

cc:  K. Mueller
       A. Zucaro